EXHIBIT 99.25
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[LOGO - VERMILION ENERGY TRUST]


                                  PRESS RELEASE
              VERMILION ENERGY TRUST / PRAIRIE FIRE OIL & GAS LTD.
           PRAIRIE FIRE PROPOSES TO COMBINE WITH VERENEX ENERGY INC.,
          VERMILION ENERGY TRUST'S NEWEST INTERNATIONAL E&P SUBSIDIARY
                      FOR IMMEDIATE RELEASE - APRIL 5, 2004

                 NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES
                   OR FOR DISSEMINATION IN THE UNITED STATES


Vermilion Energy Trust ("Vermilion" or the "Trust") (TSX - VET.UN) and Prairie Fire Oil & Gas Ltd. ("Prairie Fire") announced today that a wholly owned subsidiary of Vermilion, Verenex Energy Inc. ("Verenex"), has entered into a letter agreement with Prairie Fire whereby Verenex will amalgamate with Prairie Fire. Verenex is a new Calgary-based, international exploration and production (E&P) company sponsored by Vermilion to pursue international exploration and acquisition opportunities. Prairie Fire is a junior capital pool corporation, formerly listed on the TSX Venture Exchange. The arm's length transaction is subject to regulatory approvals and the approval of Prairie Fire's minority shareholders. Completion of this transaction is targeted for early June 2004.

VERENEX TO CHART ITS OWN PATH WITH FRANCE AS A FIRST STEP

The independent management team at Verenex will be led by James D. (Jim) McFarland, President & CEO, until recently a director of Vermilion and its affiliate Aventura Energy Inc. ("Aventura"). Mr. McFarland has more than 31 years of oil and gas and senior executive experience, most recently as Managing Director of Southern Pacific Petroleum N.L. in Brisbane, Australia. Prior to his move to Australia in 1999, he was President & COO of Husky Oil Limited from 1995 to 1998. This followed a successful 23-year career with Imperial Oil Limited and other Exxon affiliates in Canada, the United States, the United Kingdom and Western Europe.

Verenex will initially accelerate the exploration program that Vermilion began in France prior to its conversion to an income trust in 2003. Vermilion has been involved as an operator in France since 1997 and currently produces approximately 6,300 BOE/D in France representing around 26% of its consolidated production. The board of directors of Vermilion determined that the significant exploration opportunities identified in France are best pursued outside the Trust in a new E&P company.

Vermilion plans to grant to Verenex participating interests in approximately 820,000 acres (net to Verenex) in France in the form of one offshore and six onshore exploratory permits, two of which are pending approval by the Government of France. Vermilion will retain a 50% interest in the offshore permit and a 5% interest in the onshore permits, and will continue to hold all of its producing assets in France.

In addition to the France exploration lands, Vermilion will transfer a royalty on a producing oil and gas asset in Alberta to provide Verenex with $1.0 to $1.3 million of annual cash flow to help offset G&A costs. Under a proposed services agreement, Vermilion will also provide operational and administrative support to Verenex in France and Canada at competitive rates.

Verenex plans to pursue attractive opportunities to expand the E&P portfolio outside France and is targeting to secure a meaningful position in one to two other regions within a two-year period. Suitable non-competition arrangements will be established between Vermilion and Verenex at the outset.

The sponsorship by Vermilion of this new international E&P company follows the recently announced $228 million sale of Aventura, a 72.2% owned subsidiary of Vermilion that achieved significant exploration success and value creation on the Central Block onshore Trinidad. Vermilion founded Aventura in 1999.

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Aventura's share value increased from the initial financing at $1.00 per share to the recent sale price of $5.10 per share in less than five years.

FINANCING PLANNED

An initial equity financing is contemplated to fund the Verenex capital program over the next few years. Verenex intends to initiate this fundraising in late April 2004 on a private placement basis with assistance from a syndicate of investment dealers led by Tristone Capital Inc. that will include FirstEnergy Capital Corp., TD Securities Inc. and Canaccord Capital.

Upon completion of the amalgamation and concurrent closing of the planned financing, it is anticipated that Vermilion, through its contribution of land, royalty interest and cash, will own approximately 50% of the shares of Verenex. This ownership position could vary as a function of the funds raised at closing.

APPOINTMENT OF INTERNATIONALLY EXPERIENCED MANAGEMENT TEAM

Joining Mr. McFarland on the founding management team will be Fadi Nammour, Manager, Business Development & Operations and Maria Comrie, Manager, Exploration - France. Mr. Nammour has more than 22 years experience in business development and operations management both domestically and internationally. He has an extensive background in international acquisitions and operations in the US, Europe, the Middle East, Africa and South America. Ms. Comrie has more than 20 years experience both internationally and domestically and most recently was Manager, Exploration for France at Vermilion. Prior to this, Ms. Comrie lived and worked in Tunisia with Ecumed Petroleum and with Canadian Occidental Petroleum in Yemen.

Verenex is also pleased to announce that Blair Anderson, Manager, Exploration - New Ventures and Giuseppe (Joe) Arcuri, Manager, Geophysics will join the founding management team from Aventura, with these two appointments being finalized upon completion of the announced sale of Aventura to the BG Group. Mr. Anderson brings more than 25 years of international and domestic/frontier (Canada) exploration and development experience to Verenex. Most recently, Mr. Anderson was Manager, Exploration and Development for Aventura. He has worked and lived in Australia and Indonesia, and has worked on projects throughout Asia, Australasia, South America, Africa and Europe. Mr. Arcuri has more than 30 years of experience in the oil and gas industry, 20 years of which have been within the international theatre. Most recently, he was Manager Geophysics for Aventura. Prior to this, Mr. Arcuri worked and lived in South America (Argentina, Bolivia, Peru), Asia (Indonesia) and the Middle East (Kuwait). He has also completed projects throughout Australia, Asia, Europe, North Africa and West Africa.

Searches are underway for two additional appointments, including a Chief Financial Officer and a Manager, Engineering.

This multilingual (Arabic, English, French, Indonesian, Italian and Spanish) management team has business and life experiences in many of the oil and gas basins and regions of the world that will be of interest to Verenex.

BUILDING A STRONG BOARD OF DIRECTORS

Subject to shareholder approval, the board of directors of the amalgamated Verenex will consist of six members, including the Chief Executive Officer and three other directors independent of Vermilion.

Lorenzo Donadeo and Claudio Ghersinich, who are officers, directors and co-founders of Vermilion, will join the Board. Each has more than 23 years of industry experience. Mr. Donadeo has been involved in Vermilion since 1994 and is currently its President and Chief Executive Officer. Mr. Ghersinich is currently the Executive Vice President, Business Development. Prior to Vermilion, Mr. Donadeo and Mr. Ghersinich were co-founders of Vista Nuova Energy Inc., which completed a reverse takeover of Vermilion in 1994.

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Verenex is pleased to advise that William (Bill) T. Fanagan and Johannes (Jim)
J. Nieuwenburg have agreed to serve as independent directors. Mr. Fanagan was President & CEO of Gulf Indonesia Resources Limited from 1998 to 2001, based in Jakarta. Prior executive roles included Director International for Gulf Canada Resources Limited and the Director of Finance, based in Moscow, for KomiArcticOil, a joint venture with Komineft, British Gas and Gulf Canada. Mr. Fanagan is chartered accountant (Ireland) and articled with Coopers and Lybrand in Dublin. Mr. Nieuwenburg was President & CEO of Petromet Resources Limited from 1998 to 2001 prior to its sale to Talisman Energy. Mr. Nieuwenburg also held positions as Vice President, Asset Management of Norcen Energy Resources Limited and General Manager, Business Development of Amoco Energy Group, North America. He currently serves on the boards of C1 Energy Ltd., Capitol Energy Resources Ltd. and NAV Energy Trust.

Discussions are underway with potential candidates for the other independent director position.

PRAIRIE FIRE - VERENEX TRANSACTION

The proposed transaction contemplates the combination of Prairie Fire and Verenex on the following basis:

(a) Prairie Fire common shares will be exchanged for common shares of amalgamated Verenex on the basis of one amalgamated Verenex share for every 50 Prairie Fire common shares; and

(b) Each Verenex common share will be exchanged for common shares of the amalgamated Verenex on the basis of one amalgamated Verenex share for every one Verenex common share.

One of the terms of the transaction is that the directors and founders of Prairie Fire will transfer, subject to regulatory approval, 2.2 million of their
2.5 million escrowed Prairie Fire common shares at $0.05 per share ($2.50 per share on a consolidated basis) to Vermilion.

The proposed amalgamation between Prairie Fire and Verenex is intended to constitute Prairie Fire's required qualifying transaction within the meaning of Policy 2.4 of the TSX Venture Exchange. It is anticipated that Prairie Fire will apply to reinstate its listing on the TSX Venture Exchange, conditional on the completion of the proposed transactions.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of Verenex's shares in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction. Verenex's shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States absent registration or an applicable exemption from the registration requirements of U.S. securities laws.

THE TSX VENTURE EXCHANGE INC DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please contact:

Lorenzo Donadeo, President & CEO              David Tonken, President
or                                            Prairie Fire Oil & Gas Ltd.
Paul Beique, Director, Investor Relations     Telephone: (780) 486-2317
Vermilion Energy Trust                        E-mail: TONKEN@ICROSSROADS.COM
Telephone:  (403) 269-4884
E-mail:  INFO@VERMILIONENERGY.COM

Jim McFarland, President & CEO
Verenex Energy Inc.
Telephone:  (403) 781-9444
E-mail:  JMCFARLAND@VERENEXENERGY.COM